

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2021

Xiong Luo
Chief Executive Officer
Sino Green Land Corp.
10/F, Tower A, Manulife Financial Centre, 223-231
Wai Yip Street, Kwan Tong
Kowloon, Hong Kong

> **Re: Sino Green Land Corp.**
> **Amendment No. 2 to Registration Statement on Form 10-12G**
> **Filed September 7, 2021**
> **File No. 000-53208**

Dear Mr. Luo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 2 to Registration Statement on Form 10-12G filed September 7, 2021

Introductory Comment, page 3

1.  We note your revised disclosure on page 3, which states that "because of the Company's subsidiary in Hong Kong its operations there, there is always a risk that the Chinese government may in the future seek to affect operations of any company with any level of operations in China . . . ." Please also discuss here how the policies of the Chinese government, including the implementation of the National Security Law in Hong Kong, has or may impact your ability to operate with legal certainty, as you discuss in greater detail on page 13.

2.  Please also provide disclosure here that addresses the risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of China's laws in Hong Kong and that rules and regulations in China can change quickly with little advance

notice, as you discuss in greater detail on page 12.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc:     Jackson Morris